(212) 474-1740

May 21, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds
cc:	Ronald E. Alper
cc:	Pamela Howell
cc:	Dee Dee Hurst
cc:	Nasreen Mohammed

Re:	Martin Marietta Materials, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 1, 2014

File No. 333-194288

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 001-12744

Dear Mr. Reynolds:

We refer to the letter dated May 16, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to (i) Martin Marietta’s Amendment No. 1 filed on May 1, 2014 (“Amendment No. 1”) to the Registration Statement on Form S-4, Commission File No. 333-194288 filed on March 3, 2014 (the “Registration Statement”) relating to the proposed business combination transaction involving Martin Marietta and Texas Industries, Inc., a Delaware corporation (“TXI”), and (ii) Martin Marietta’s Form 10-K, Commission File No. 001-12744 filed on February 24, 2014.

Concurrently with this response letter, Martin Marietta is electronically transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of Amendment No. 2 and six copies of Amendment No. 2 that have been marked to show changes made to Amendment No. 1.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Martin Marietta’s response to each comment. The page numbers in the responses refer to pages in the clean copy of Amendment No. 2, unless otherwise noted.

Amendment No. 1 to Registration Statement on Form S-4 filed on May 1, 2014

Opinion of Martin Marietta’s Financial Advisors, page 50; Opinion of TXI’s Financial Advisors, page 65

1.	We note your response to comment 2 from our letter dated March 28, 2014 and have reviewed the board books. We note the statement on page 48 of the registration statement that “[t]he TXI board noted that Martin Marietta expects the merger to result in approximately $70 million of annual pre-tax synergies by 2017.” Please provide a full breakdown of the synergies as used in the valuations in the fairness opinions.

Response: In response to the Staff’s comments, the applicable disclosure on page 71 of Amendment No. 2 has been revised.

Summary of Material Joint Analyses, page 56

2.	We partially reissue comment 8 from our letter dated March 28, 2014. Please revise to include the CY2014E and CY2015E EBITDA “Street Case” for both Martin Marietta and TXI as referenced on page 57, and to include the estimated net revenue for 2013, 2014 and 2015, and EBITDA, EBIT and net income for 2013 for Martin Marietta as referenced on page 68, since those estimates were used by the financial advisors in their analyses.

Response: Martin Marietta respectfully advises the Staff that the Martin Marietta Street Case and the TXI Street Case were based on publicly available Wall Street research analyst estimates and were not prepared by or on behalf of Martin Marietta, and therefore are not required to be disclosed in the registration statement. In response to the Staff’s comment, page 58 of Amendment No. 2 has been revised to provide more specificity on the source of the applicable Wall Street research analyst estimates. For examples of precedent transactions where disclosure of publicly available analyst estimates were not disclosed, please see Verizon’s acquisition of Verizon Wireless (announced September 2, 2013); priceline.com’s acquisition of KAYAK (announced November 8, 2012); and Eaton Corporation’s acquisition of Cooper Industries plc (announced May 21, 2012).

In response to the Staff’s comments, the applicable disclosure under “Certain Martin Marietta Forecasts” has been revised to include estimated net revenue, EBITDA and EBIT for 2013 for Martin Marietta on page 83 of Amendment No. 2. Martin Marietta respectfully advises the Staff that the estimated net revenue for 2014 and 2015 for Martin Marietta is disclosed on page 83 of Amendment No. 2 in the line item for “Net Sales/Revenues”.

3.	Please add disclosure in this section regarding the inadvertent errors in the provided forecasts as discussed on page 43. Also add disclosure regarding Citigroup’s determination as to its fairness opinion.

Response: In response to the Staff’s comments, the applicable disclosure under “Opinion of TXI’s Financial Advisor” on page 69 of Amendment No. 2 has been revised.

Discounted Cash Flow Analysis Including Synergies, page 61

4.	We reissue comment 10 from our letter dated March 28, 2014. Please revise to provide additional details regarding how the financial advisors arrived at the various discount rates and perpetual growth rates used in this analysis and explain why the rates differ from the analysis excluding synergies. We note, for instance, the perpetual growth rate used in the analysis excluding synergies was 2.5-3.5% but the perpetual growth rate used in the analysis including synergies was 1-3%. We also note the disclosure on page 60 reflects that the analysis excluding synergies applied a range of discount rates from 10.5% to 11.5%, while the disclosure on page 61 reflects that the analysis including synergies applied a range of discount rates from 9-10% in determining the present value of stand-alone tax assets and real estate proceeds.

Response: In response to the Staff’s comments, the applicable disclosure on page 62 of Amendment No. 2 has been revised.

Selected Public Companies Analysis, page 68

5.	We note your response to comment 9 from our letter dated March 28, 2014. Please revise your disclosure to include the information contained in the response.

Response: In response to the Staff’s comments, the applicable disclosure under “Opinion of TXI’s Financial Advisor—Selected Public Companies Analysis” on page 70 of Amendment No. 2 has been revised.

Miscellaneous, page 70

6.	We note the disclosure on page 70 regarding the material relationships between Citigroup and TXI but it does not provide a quantitative description of the fees paid or to be paid to Citigroup and its affiliates by TXI and its affiliates. Please revise the registration statement to provide such disclosures.

Response: As disclosed under “Opinion of TXI’s Financial Advisor—Miscellaneous” on page 72 of Amendment No. 2, in the past two years, Citigroup has not provided any investment banking services to TXI unrelated to the merger, but it has provided services to Martin Marietta unrelated to the merger, for which services Citigroup and its affiliates have received compensation, including, without limitation, (1) loan portfolio management in 2012 and 2013 and (2) prepaid card services in 2013. In response to the Staff’s comments, the applicable disclosure in this section has been revised to disclose that Citigroup received aggregate compensation of approximately $584,000 for such loan portfolio management and Citigroup received de minimis compensation for such prepaid card services.

Financial Statement Updating

7.	Please update the financial statements and applicable financial information in accordance with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the financial statements and applicable financial information in Amendment No. 2 have been updated in accordance with Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 105 Note 5. Adjustments to Pro Forma Financial Statements, page 112:

8.	We note your response to prior comment 18 and adjustment (f) which increased income tax expense by $550,000, which was calculated using an estimated statutory rate of 39.6%. We also note that your write-up adjustment for inventories, note (k), was calculated using an estimated statutory rate of 36%. Please explain the rational for the use of the different statutory rates.

Response: All pro forma adjustments have been tax affected at the appropriate rate for the applicable legal entity. The difference in statutory rates is due to certain pro forma adjustments affecting a North Carolina legal entity and certain pro forma adjustments affecting a Texas legal entity. The statutory rate for North Carolina differs from the statutory rate for Texas.

The pro forma $550,000 income tax effect for transaction costs incurred by Martin Marietta would affect a North Carolina legal entity and the estimated statutory income tax rate for North Carolina in 2013 was 39.6%.

The difference in the basis of inventories for financial reporting versus income tax purposes would predominantly affect a Texas legal entity. Therefore, the impact of the write-up adjustment for inventories on deferred income taxes was calculated using the statutory rate for Texas, which was estimated at 36%.

As Martin Marietta reviewed this comment, management noted the income tax effect of pro forma adjustments that related to TXI’s historical statement of earnings was inadvertently omitted from the pro forma statement of earnings for the year ended December 31, 2013. These pro forma adjustments netted to a pretax loss of $259,000, which has a pro forma income tax benefit of $94,000 based on TXI’s statutory rate. Amendment No. 2 has been updated to reflect this adjustment. The revised total pro forma adjustment to income tax expense in the pro forma statement of earnings for the year ended December 31, 2013 is a $461,000 increase.

Exhibits

9.	We note your response to comment 1 from our letter dated March 28, 2014. We note that you have filed the forms of the legality opinion and tax opinions. Please file the executed opinions prior to requesting effectiveness.

Response: In response to the Staff’s comment, the executed opinions have been filed as Exhibits 5.1, 8.1 and 8.2 to Amendment No. 2.

10.	We reissue comment 23 from our letter dated March 28, 2014. We note that the Exhibit 99.2 filed with the amended Form S-4 continues to refer to the original Form S-4 and specifically states that it does not cover any amendments to the registration statement. Please include the revised, updated consent with your amendment.

Response: In response to the Staff’s comment, a revised, updated consent from Deutsche Bank has been filed as Exhibit 99.2 to Amendment No. 2. Martin Marietta respectfully advises the Staff that Martin Marietta will provide current consents for each of the Martin Marietta Financial Advisors in any amendments filed, but that such consents may not cover prospective amendments to the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.01

Note I. Income Taxes, page 24

11.	We note your response to prior comment 27 regarding your Advance Pricing Agreements with the United States and Canadian taxing authorities covering intercompany shipments during the years 2005 through 2011. Please explain whether you have recorded any tax assessments and refunds for intercompany shipments during the years ended 2012 and 2013. Please quantify the amounts recorded and disclose the assumptions used in recording these estimates.

Response: Martin Marietta completed contemporaneous transfer pricing studies during both 2012 and 2013. These studies supported the transfer price used for intercompany shipments between Canada and the United States as reflected on the federal income tax returns for both countries in 2012, and the same approach will be used for the 2013 income tax returns that will be filed later this year. Based on the results of the transfer pricing studies, Martin Marietta did not record any tax assessments and refunds related to intercompany shipments during 2012 and 2013.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact George F. Schoen at (212) 474-1740.

Very truly yours,

/s/ George F. Schoen
George F. Schoen

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